Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 3, 2017

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President and Controller

Bell Canada

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION(1)
For the periods ended June 30, 2017 and 2016
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2016 and the unaudited consolidated interim financial report for the six months ended June 30, 2017.

For the periods ended June 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE INC. CONSOLIDATED
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	—	—	—	—	5,699	5,341	11,084	10,611	—	—	—	—	—	(1)	(1)	(1)	5,699	5,340	11,083	10,610
Net earnings from continuing operations attributable to owners	794	813	1,504	1,557	792	824	1,500	1,562	37	—	37	—	(829)	(824)	(1,537)	(1,562)	794	813	1,504	1,557
Net earnings attributable to owners	794	813	1,504	1,557	792	824	1,500	1,562	37	—	37	—	(829)	(824)	(1,537)	(1,562)	794	813	1,504	1,557

As at June 30, 2017 and December 31, 2016, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE INC. CONSOLIDATED
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total Current Assets	588	691	5,025	5,098	87	53	(1,190)	(987)	4,510	4,855
Total Non-current Assets	19,565	18,168	42,279	38,428	86	21	(12,848)	(11,364)	49,082	45,253
Total Current Liabilities	1,219	1,155	11,142	9,937	38	—	(1,190)	(984)	11,209	10,108
Total Non-current Liabilities	182	163	22,478	21,351	126	—	521	632	23,307	22,146

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.